Exhibit 99.1

合作谅解备忘录

Memorandum of Understanding

甲方：Bon Natural Life Limited（NASDAQ: BON）（“BON”）

Party A：Bon Natural Life Limited（NASDAQ: BON）(“BON”)

乙方：广东酱王国际控股有限公司（“酱王”）

Party B: Guangdong Jiangwang International Holdings Limited (“Jiangwang”)

BON是一家全球领先的致力于功能食品、功能性个人护理行业天然活性成分的生物制造，以及相关健康解决方案开发的高科技生物技术公司，公司于2021年6月在纳斯达克上市。基于中国庞大的白酒市场规模和持续增长趋势，公司希望进入该领域，并关注白酒相关健康产品。

BON, getting listed on NASDAQ in June 2021, is a globally leading manufacturer of natural active ingredients of the functional food and functional personal care products. BON has also been concentrated on the development of the above-related health solutions. With the large size and the continuous growth trend of the spirit market in China, BON has been pondering to expand its business into the spirit industry and focusing on the spirit-related health products.

酱王位于广东省，是一家中国白酒生产者和分销商。酱王在茅台镇的工厂生产酒。茅台镇以产自该地区的白酒而闻名。酱王的主要产品销往全国，是中国顶级酒类品牌之一。

Jiangwang, located in Guangdong, with its production base at Moutai Town, Guizhou Province, is a producer and distributor of a series of white spirits in China. Moutai Town is renowned for the white spirits manufactured in this region. Jiangwang’s major products are sold all over China and is ranked as one of the top spirit brands in China.

双方通过签署本合作谅解备忘录达成BON与酱王合作，在中国地区销售酱王酒及相关健康产品的合作意向，并希望在未来确定最终合作协议。酱王不能在公司发布新闻稿之前以任何形式向外界透露备忘录签署相关事项。

Both parties have reached a cooperation intention that BON distributes Jiangwang Spirits and the related health products in China through the signing of this Memorandum of Understanding, and expect to finalize the distribution agreement within the future. Prior to the official release of press release by the company, it is not allowed for any individual, including Jiangwang, to disclose or reveal any information pertaining to the memorandum of understanding to external parties in any form.

签字页：

甲方：Bon Natural Life Limited（NASDAQ: BON）（“BON”）

Party A：Bon Natural Life Limited（NASDAQ: BON）(“BON”)

签字/signature：

乙方：广东酱王

Party B: Guangdong Jiangwang International Holdings Limited (“Jiangwang”)

签字/signature：